UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934

                              (Amendment No. One)


                       Physician Reliance Network, Inc.

                               (Name of Issuer)

                          Common Stock, no par value

                        (Title of Class of Securities)

                                   71940G108
                                (CUSIP Number)

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Baylor University Medical Center


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            2,458,568 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       2,458,568 shares

                    8  SHARED DISPOSITIVE POWER

                       0 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,458,568 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.2%

12  TYPE OF REPORTING PERSON

    CO
ITEM 1(A)         NAME OF ISSUER:

                  Physician Reliance Network, Inc. (the "Company").

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Two Lincoln Center, 5420 LBJ Freeway, Suite 900, Dallas, Texas 75240.

ITEM 2(A)         NAME OF PERSON FILING:

                  Baylor University Medical Center (the "Reporting Person").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  3500 Gaston Avenue, Dallas, TX 75246.

ITEM 2(C)         CITIZENSHIP:

                  Texas.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share ("Common Stock").

ITEM 2(E)         CUSIP NUMBER:

                  71940G108

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not Applicable.

ITEM 4            OWNERSHIP:

                  The following information is accurate as of December 31, 1996.

                  (a)   Amount beneficially owned:

                        See Row 9 of cover page.

                  (b)   Percent of Class:

                        See Row 11 of cover page.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:

                              See Row 5 of cover page.

                        (ii)  Shared power to vote or to direct the vote:

                              See Row 6 of cover page.

                        (iii) Sole power to dispose or direct the disposition
                              of:

                              See Row 7 of the cover page.

                        (iv)  Shared power to dispose or direct the
                              disposition of:

                              See Row 8 of cover page.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  To the best knowledge of the Reporting Person, no person other than the Reporting Person will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common
                  Stock owned by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997


                              BAYLOR UNIVERSITY MEDICAL CENTER


                              /s/ John L. Hess

                              By:  John L. Hess: Senior Vice President, Chief
                                                 Financial Officer